Filed Pursuant to Rule 433

Registration No. 333-158218

INTEGRYS ENERGY GROUP, INC.

FINAL TERM SHEET

Dated November 9, 2010

4.170% Senior Notes Due 2020

Issuer:	Integrys Energy Group, Inc.

Security:	4.170% Senior Notes Due 2020

Size:	$250,000,000

Maturity Date:	November 1, 2020

Coupon:	4.170%

Interest Payment Dates:	May 1 and November 1, commencing May 1, 2011

Price to Public:	99.937%

Benchmark Treasury:	2.625% due August 15, 2020

Benchmark Treasury Price:	99-31+

Benchmark Treasury Yield:	2.628%

Spread to Benchmark Treasury:	+ 155 basis points

Yield:	4.178%

Make-Whole Call:	T + 25 basis points

Expected Settlement Date:	November 15, 2010

CUSIP / ISIN:	45822P AA3 / US45822PAA30

Joint Book-Running Managers:	Citigroup Global Markets Inc. Mitsubishi UFJ Securities (USA), Inc. Morgan Stanley & Co. Incorporated

Co-Managers:	Mizuho Securities USA Inc. Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407 or Mitsubishi UFJ Securities (USA), Inc. toll free at 1-877-649-6848, or Morgan Stanley & Co. Incorporated toll free at 1-866-718-1649.